



CYBOLT
Security Innovation

SÜPER EMPRESAS EXPANSION 2021 TOP companies

www.cybolt.com

Sitlalmina Hernández Serrano

 Cybolt

Chief Cyber Intelligence Officer | Investigations from open source information (OSINT) to identify, prosecute and, perhaps most significantly, predict and prevent fraud and high-impact crimes.

Mexico City, Mexico · **Contact info**

500+ connections

Experience



Chief Cyber Intelligence Officer
Cybolt · Full-time
Nov 2019 – Present · 2 yrs
México

 **We are one, we are Cybolt**

Chief Executive Officer
Karidean Data Intelligence · Full-time
Feb 2018 – Nov 2019 · 1 yr 10 mos
México



Chief Executive Officer
Protocolo México · Full-time
Jun 2016 – Aug 2017 · 1 yr 3 mos
México

IT, Intelligence and Security Solutions.



Vánume
3 yrs 8 mos

Chief Commercial Officer
Mar 2015 – Aug 2017 · 2 yrs 6 mos

Chief Operations Officer
Jan 2014 – Feb 2015 · 1 yr 2 mos

Vánume es una empresa mexicana conformada por profesionales en tecnologías de la información. Nuestros servicios están orientados a cubrir el ciclo completo de seguridad y las necesidades tecnológicas de cada empresa.



Directora de Operaciones
Root Technologies s.c.
Dec 2009 – Dec 2013 · 4 yrs 1 mo

Education



INACIPE
Diplomatura, CIBERDELITOS
2021 – 2021

Media (1)



SITLALMINA HERNÁNDEZ SERRANO

CIBERDELITOS

INACIPE - DIPLOMADO CIBERDELITOS



Universidad Nacional Autónoma de México
Relaciones Internacionales



Licenses & certifications



Sales Foundations for IBM i2 Intelligence Analysis Portfolio V3
IBM Professional Certification
Issued Jul 2018 · No Expiration Date

See credential



IBM i2 Intelligence Sales Professional v2
IBM
Issued May 2015 · No Expiration Date



SE - Technologies 2014
EMC
Issued Sep 2014 · No Expiration Date
Credential ID WZ4PG8J5FB11KKJ0

See credential

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